Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
CONTINUING CONNECTED TRANSACTIONS
AND
CONNECTED AND MAJOR TRANSACTIONS: PROVISION OF FINANCIAL
ASSISTANCE TO/BY CONNECTED PERSON

The Group has entered into relevant framework agreements and/or the regional agent agreement with connected persons including JinBei and Liaoning Zheng Guo (and/or their respective associates) so as to continue to conduct the Continuing Connected Transactions for a period of three years commencing from 1 January 2009 to 31 December 2011.
Xing Yuan Dong and JinBei (and its subsidiaries) will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million for a period of one year commencing from 1 January 2009 to 31 December 2009.
Each of JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) and Liaoning Zheng Guo is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components, the entering into of the regional agent agreement and the provision of Financial Assistance by/to the Group to/by JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) or Liaoning Zheng Guo constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes major transactions under Chapter 14 of the Listing Rules. Therefore, all of the Continuing Connected Transactions and the Financial Assistance are subject to approval by Shareholders/Independent Shareholders (as the case may be) in the Special General Meeting taken by way of a poll.
The Independent Board Committee has been established to advise the Shareholders and/or the Independent Shareholders (as the case may be) as to (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance.
An independent financial adviser will be appointed to advise the Independent Board Committee and the Shareholders and/or the Independent Shareholders (as the case may be) in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance.
Huachen is considered to be interested in the regional agent agreement and Huachen and its associates will abstain from voting on the ordinary resolutions to be proposed at the Special General Meeting in respect of the entering into of regional agent agreement and the relevant Proposed Cap.
Given that no connected person which is a party to the Continuing Connected Transactions (save for the regional agent agreement) and Financial Assistance is a Shareholder, all Shareholders (save for Huachen and its associates which are not eligible to vote for the regional agent agreement and the relevant Proposed Cap) are eligible to vote on the ordinary resolutions to be proposed at the Special General Meeting in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance.
A circular containing, amongst other things, details of the Continuing Connected Transactions, the Proposed Caps and the Financial Assistance, letter from the Independent Board Committee and the letter from the Independent Financial Adviser and a notice to Shareholders convening the Special General Meeting to approve (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance will be dispatched to Shareholders as soon as practicable.

I.	THE CONTINUING CONNECTED TRANSACTIONS
Background of the Continuing Connected Transactions
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. During the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an ongoing basis.
The Continuing Connected Transactions
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
A1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
Vendors	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to, (Jin Ya Drive Shaft Company Limited*), (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Shenyang JinBei Automobile Manufacture Company Limited*), (Tieling Brilliance Rubber Products Company Limited*), (Shanghai Minth Accessories Company Limited*), (Shenyang JinBei Henglong Autosteering System Company Limited*), (Shenyang JinBei Kwang Jin Auto System Company Limited*) and (Shenyang JinBei Jinheng Automotive Safety Systems Company Limited*)

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement	:	On 19 November 2008, Shenyang Automotive and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
A2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
Vendors	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Tieling Brilliance Rubber Products Company Limited*) and (Shenyang JinBei Henglong Autosteering System Company Limited*)

Purchaser	:	Xing Yuan Dong, a wholly-owned subsidiary of the Company

Agreement	:	On 19 November 2008, Xing Yuan Dong and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to Xing Yuan Dong by JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
A3.	Purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
Vendors	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited*), (Tieling Brilliance Rubber Products Company Limited*), (Shenyang JinBei Jinheng Automotive Safety Systems Company Limited*) and (Shanghai Minth Accessories Company Limited*)

Purchaser	:	Dongxing Automotive, a wholly-owned subsidiary of the Company

Agreement	:	On 19 November 2008, Dongxing Automotive and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to Dongxing Automotive by JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Dongxing Automotive from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
A4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
Vendors	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to (Shanghai Minth Accessories Company Limited*)

Purchaser	:	Ningbo Yuming, a wholly-owned subsidiary of the Company

Agreement	:	On 19 November 2008, Ningbo Yuming and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to Ningbo Yuming by JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Ningbo Yuming from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
B.	Sale of automobiles, materials and automotive components by members of the Group to connected persons
B1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchasers	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to, (Shenyang JinBei Automobile Manufacture Company Limited*) and (Tieling Brilliance Rubber Products Company Limited*)

Agreement	:	On 19 November 2008, Shenyang Automotive and JinBei entered into a framework agreement in relation to the sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The automobiles and automotive components are to be provided to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for sale of automobiles and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
B2.	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
Vendor	:	Shenyang Jindong, a 75.50% owned subsidiary of the Company

Purchasers	:	JinBei and its subsidiaries and associated companies (other than Shenyang Automotive), including but not limited to (Tieling Brilliance Rubber Products Company Limited*)

Agreement	:	On 19 November 2008, Shenyang Jindong and JinBei entered into a framework agreement in relation to the sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	The materials and automotive components are to be provided to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) by Shenyang Jindong on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
B3.	Liaoning Zheng Guo acts as regional agent for Shenyang Automotive
Agent	:	Liaoning Zheng Guo, which is owned as 75% by Huachen and 25% by Zhuhai Brilliance

Principal	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement	:	On 19 November 2008, Shenyang Automotive entered into a regional agent agreement with Liaoning Zheng Guo pursuant to which Liaoning Zheng Guo is to act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive in certain areas such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Nanjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsha, Fuzhou, Guangzhou, Shenzhen and Nanning for a period of three years commencing from 1 January 2009 to 31 December 2011

Pricing policy	:	Shenyang Automotive will sell automobiles to Liaoning Zheng Guo on terms which are no less favourable to Shenyang Automotive than those offered to other authorised agents of Shenyang Automotive
The framework agreements and the regional agent agreement only set out the overriding and major terms of the transactions to be carried out by relevant parties. Details of the terms and conditions (including payment mode and payment terms) will be dealt with in the purchase orders to be placed by the relevant purchaser, which will be in line with the company policies adopted by the relevant vendor from time to time and may be varied in accordance with prevailing market situation.
Requirements of the Listing Rules
JinBei owns 39.1% of the equity interests of Shenyang Automotive, a 51% owned subsidiary of the Company. Being a substantial shareholder of a subsidiary of the Company, JinBei is considered as a connected person of the Company under the Listing Rules. The subsidiaries and associated companies of JinBei are associates of JinBei within the meaning of the Listing Rules and are accordingly considered as connected persons of the Company. Therefore, transactions between members of the Group (including Shenyang Automotive) on one part and JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) on the other part constitute connected transactions under the Listing Rules.
Liaoning Zheng Guo is held as to 75% by Huachen and as to 25% by Zhuhai Brilliance (which in turn is held as to 90% by Huachen and is engaged in the business of investment holdings). Huachen is currently interested in approximately 39.41% of the issued share capital of the Company. Accordingly, Liaoning Zheng Guo is an associate of Huachen and a connected person of the Company. The regional agent agreement constitutes a continuing connected transaction for the Company.
Transactions between the Group and each of JinBei and Liaoning Zheng Guo constitute connected transactions under Rule 14A.13(1)(a) of the Listing Rules and should be subject to reporting, announcement and independent shareholders’ approval requirements as set out in Rule 14A.35 of the Listing Rules.
Huachen is considered to be interested in the regional agent agreement and Huachen and its associates will abstain from voting on the ordinary resolutions to be proposed at the Special General Meeting in respect of the entering into of the regional agent agreement and the relevant Proposed Cap.
Given that no connected person which is a party to the Continuing Connected Transactions (save for the regional agent agreement) and Financial Assistance is a Shareholder, all Shareholders (save for Huachen and its associates which are not eligible to vote for the regional agent agreement and the relevant Proposed Cap) are eligible to vote on the ordinary resolutions to be proposed at the Special General Meeting in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance.
II.	PROPOSED CAPS AND HISTORICAL FIGURES
Approved Caps and historical figures
The following table sets out the Approved Caps and the actual sales / purchases of the Continuing Connected Transactions during the three financial years ended/ending 31 December 2008:-

			For the financial year ended/ending 31 December
			2006		2007		2008
								Actual sales
								/ purchases
								(RMB ’000)
								(For the six
Continuing			Approved	Actual sales	Approved	Actual sales	Approved	months
Connected		Major type of	Cap	/ purchases	Cap	/ purchases	Cap	ended 30
Transactions		products	(RMB ’000)	(RMB ’000)	(RMB ’000)	(RMB ’000)	(RMB ’000)	June 2008)
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
A1.	Purchases of materials and automotive components	Seats, steering systems, fuel pumps and driving shafts	230,000	719,016	1,550,000	1,146,671	2,000,000	405,159

			For the financial year ended/ending 31 December
			2006		2007		2008
								Actual sales
								/ purchases
								(RMB ’000)
								(For the six
Continuing			Approved	Actual sales	Approved	Actual sales	Approved	months
Connected		Major type of	Cap	/ purchases	Cap	/ purchases	Cap	ended 30
Transactions		products	(RMB ’000)	(RMB ’000)	(RMB ’000)	(RMB ’000)	(RMB ’000)	June 2008)
	by Shenyang Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
A2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Axles, torsion bars, gear boxes , seats and rubber products	280,000	145,825	320,000	305,340	420,000	53,900
A3.	Purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Rubber products	4,000	16,701	18,000	17,718	22,000	10,959
A4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	5,000	10,334	16,000	2,209	19,000	—
B.	Sale of automobiles, materials and automotive components by members of the Group to connected persons
B1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associated companies (other than	Press parts/steels	85,000	166,284	330,000	320,509	420,000	72,283

			For the financial year ended/ending 31 December
			2006		2007		2008
								Actual sales
								/ purchases
								(RMB ’000)
								(For the six
Continuing			Approved	Actual sales	Approved	Actual sales	Approved	months
Connected		Major type of	Cap	/ purchases	Cap	/ purchases	Cap	ended 30
Transactions		products	(RMB ’000)	(RMB ’000)	(RMB ’000)	(RMB ’000)	(RMB ’000)	June 2008)
	Shenyang Automotive)
B2.	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Matching components, including reinforcement panel of right hand side front wheel mudguard wing	—	—	1,100	397	1,100	397
B3.	Liaoning Zheng Guo acts as regional agent for Shenyang Automotive	Automobiles	—	—	1,800,000	1,119,095	5,000,000	1,227,532
The Approved Caps for the year ending 31 December 2008 were based on a sales forecast for that year, which in turn was based on exceptionally good sales results achieved in the year ended 31 December 2007. However, up to 30 June 2008, due to various adverse factors such as economic downturn, actual sales of automobiles were substantially below forecast. Therefore, actual sales/purchases in respect of the Continuing Connected Transactions for the year ending 31 December 2008 will be less than the Approval Caps for the year ending 31 December 2008.
Proposed Caps
The following table sets out the Proposed Caps of the Continuing Connected Transactions during the three financial years ending 31 December 2011:-

			For the year ending 31 December
			2009	2010	2011
Continuing Connected			Proposed Cap	Proposed Cap	Proposed Cap
Transactions		Major type of products	(RMB ’000)	(RMB ’000)	(RMB ’000)
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)
A1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	1,168,000	1,573,000	1,947,000
A2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Torsion bars, gear box assembly, seats and rubber products	145,000	171,000	208,000
A3.	Purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries	Sealing sticks, main decelerators, seat assembly and interior display board	38,000	53,000	66,000

			For the year ending 31 December
			2009	2010	2011
Continuing Connected			Proposed Cap	Proposed Cap	Proposed Cap
Transactions		Major type of products	(RMB ’000)	(RMB ’000)	(RMB ’000)
	and associated companies (other than Shenyang Automotive)
A4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Side windows and luggage racks	5,300	5,800	6,400
B.	Sale of automobiles, materials and automotive components by members of the Group to connected persons
B1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Steels, steel panels and moulding	226,000	297,000	370,000
B2.	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associated companies (other than Shenyang Automotive)	Matching components, including reinforcement panel of right hand side front wheel mudguard wing	1,029	1,029	1,029
B3.	Liaoning Zheng Guo acts as regional agent for Shenyang Automotive	Automobiles	1,890,000	1,890,000	1,890,000
Basis in determining the Proposed Caps
In determining the Proposed Caps for the Continuing Connected Transactions for the three financial years ending 31 December 2011, the Board has based their estimates on the sales forecast of relevant years. Important and objective assumptions and factors, though not exhaustive but were arrived at after due and careful consideration of data currently in hand, are set out as below :
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2011 compared to 2008 which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming three financial years ending 31 December 2011;

—	the anticipated sales of minibuses and sedans in the coming three financial years ending 31 December 2011, particularly the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

—	the intended increase in the export of minibuses and sedans to overseas markets such as Europe, Egypt, Russia and South Africa in the coming financial years ending 31 December 2011 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties;

—	changes in product mix in response to market demand which will result in changes in the types of materials and automotive components used and the monetary value of the purchases of such materials and automotive components from the connected parties;

—	expected substantial increase in purchases of main decelerators by Dongxing Automotive from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) (Continuing Connected Transaction A.3); and

—	from 2009 onwards, planned purchases of side windows and luggage racks by Ningbo Yuming from JinBei and its subsidiaries and associated companies (other than Shenyang Automotive) (Continuing Connected Transaction A.4).
It is expected that the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years as compared to 2008 will lead to an increase in production of minibuses and sedans and accordingly, an increase in demand for materials and automotive components, the subject of the Continuing Connected Transactions. Materials purchased will be used to produce automotive components and automotive components purchased will be used for further processing into core automotive components. The automotive components will be used in the production of automobiles by Shenyang Automotive.
III.	FINANCIAL ASSISTANCE
On 19 November 2008, an agreement for provision of cross guarantees in respect of banking facilities in the amount of RMB500 million is entered into between Xing Yuan Dong and JinBei (and its subsidiaries).
The banking facilities, that will be granted to each of Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2009 to 31 December 2009. In the event of the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company has to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantees.
Pursuant to such agreement, Xing Yuan Dong and JinBei (and its subsidiaries) will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million.
JinBei is a connected person of the Company. The provision of the cross guarantees between Xing Yuan Dong and JinBei (and its subsidiaries) constitute connected transactions under Rule 14A.13(2)(a)(i), Rule 14A.13(2)(b)(i) and Rule 14A.13(3) of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.63 of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance also constitutes major transactions under Chapter 14 of the Listing Rules and has to be subject to the approval of the Shareholders. Given that no connected person which is a party to the Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolution to be proposed at the Special General Meeting in respect of the Financial Assistance.
IV.	REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS AND THE FINANCIAL ASSISTANCE

Reasons for the Continuing Connected Transactions
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly process as an automobile manufacturer. All the Continuing Connected Transactions are carried out in the ordinary course of business of the Group and will continue to be carried out in the three financial years ending 31 December 2011. Accordingly, the Board considers it appropriate to seek Shareholders’ and/or Independent Shareholders’ approval (as the case may be) for the Continuing Connected Transactions and the Proposed Caps for each of the three financial years ending 31 December 2011.
The Group purchases raw materials and basic automotive components in its ordinary course of business to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing. The Group will continue to purchase raw materials and automotive components from the JinBei Group where the price offered by such companies are more favourable than other suppliers in order to control the costs of production of automobiles produced by the Group.
After processing the raw materials and the basic automotive components, the Group sells the processed automotive components to Shenyang Automotive and the JinBei Group which, as automobile manufacturers, will use the processed automotive components in their assembly process.
In addition, the Group also purchases engines and other core automotive components from the connected persons so as to ensure the quality of the core automotive components and also to ensure the technology used in the production of such core automotive components remained within the control of the Group. It is believed that control over such core automotive components will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group.
In light of the manufacturing flow of the Group described above, the Continuing Connected Transactions are entered into for the following reasons:
Control over quality and technology — Most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans. Shenyang Automotive is a 51% owned subsidiary of the Company and JinBei is the joint venture partner of the Company in Shenyang Automotive. On 29th December, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in JinBei, the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. JinBei is an A-share company listed on the Shanghai Stock Exchange. As a result of JinBei’s share reform, which took place in August 2006, all issued shares of JinBei were converted into tradable shares on the Shanghai Stock Exchange. The Company’s prospective 40.1% interest in JinBei consequently was reduced to 33.05%. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interests in Shenyang Automotive will increase from 51.0% to approximately 63.9%. The shareholding arrangements enable the Group to control the quality of the products of Shenyang Automotive and JinBei and the technology used in the production of the required automotive components. As such core automotive components will be used in the production of automobiles of the Group, such control will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group. Therefore, the purchases from the JinBei Group are necessary for the Group to continue to carry out its business of automobile manufacturing.
Proximity — The JinBei Group has been one of the major suppliers of automotive components to the Group for use in the manufacture of minibuses and sedans. The manufacturing facilities of the JinBei Group and the Group are both located in Shenyang, the PRC. The close proximity of the manufacture facilities of the Group and the JinBei Group means that the Group will be able to obtain the required materials and automotive components at a lower cost in a timely manner in terms of procurement lead time and transportation cost, compared to other suppliers. Based on the experience of the Directors in the industry, the purchases of materials and automotive components from manufacturers closed to the production facilities is a key means of cost reduction in the PRC automotive industry.
Centralization of purchases — Instead of having each member of the Group purchasing the materials and automotive components required for use in their production, the Group centralized the purchases of materials and automotive components which are purchased in batches. This is because the need of an automotive component manufacturer and automobile manufacturer to purchase materials and automotive components depends on the expected demand for automobiles in the market and also fluctuation in prices for such materials and automotive components. Since it is difficult to predict with any degree of accuracy over a long period of time, in the interest of efficient inventory planning and to avoid incurring unnecessary costs by ordering materials and automotive components which are not in need, the best practice of the automobile industry advocates shorter, rather than longer supply cycles. In line with industrial practice, the Group usually orders materials and automotive components in batches. Centralization of purchases of materials and automotive parts enables the Group to enjoy a better price for bulk purchases.
With the appointment of Liaoning Zheng Guo as the regional sales agent in certain areas such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Nanjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsha, Fuzhou, Guangzhou, Shenzhen and Nanning, the Group can co-ordinate the sales amongst the Group’s authorised agents in a more efficient manner so as to enhance the sales capability of its authorised agents. Instead of dealing with a number of small authorised agents, the Group sells to Liaoning Zheng Guo which then co-ordinates the sales to the smaller authorized agents, which is in line with the sales model for international automobile manufacturers. The Group has benefited from the reduced administrative costs and enhanced sales capability of its authorised agents as the Group is able to sell more automobiles through its authorised agents at lower costs and hence increase its sales and profitability.
In the premises, the executive Directors and the non-executive Director consider the Continuing Connected Transactions to be in the interest of the Group and that the terms of the framework agreements and the regional agent agreement governing the Continuing Connected Transactions to be fair and reasonable in so far as the Shareholders are concerned.

Reasons for the Financial Assistance
With the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either guarantee or securities to secure banking facilities granted to borrowers.
JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since the JinBei is one of the suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
Xing Yuan Dong is one of the subsidiaries of Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei will be utilized by Xing Yuan Dong to improve its production facilities in order to support the scheduled launch of new models of minibuses and sedans.
At the 2007 SGM, the Shareholders have approved the provision of cross guarantees in respect of the provision of cross guarantees in respect of banking facilities in the amount of RMB500 million between Xing Yuan Dong and JinBei (and its subsidiaries) for the period from 1 January 2008 to 31 December 2008. As the agreement for provision of cross guarantees will expire by 31 December 2008 and for reasons set out above, the parties intend to extend the agreement for another financial year to until 31 December 2009.
In the premises, the executive Directors and the non-executive Director consider the provision of the Financial Assistance to and from the connected person of the Company to be in the interest of the Group and that the terms of the agreement in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.

V.	GENERAL
Each of JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) and Liaoning Zheng Guo is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components, the entering into of the regional agent agreement and the provision of Financial Assistance by/to the Group to/by JinBei, its subsidiaries and associated companies (other than Shenyang Automotive) or Liaoning Zheng Guo constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes major transactions under Chapter 14 of the Listing Rules. Therefore, all of the Continuing Connected Transactions and the Financial Assistance are subject to approval by Shareholders/Independent Shareholders (as the case may be) in the Special General Meeting taken by way of a poll.
The Independent Board Committee has been established to advise the Shareholders and/or the Independent Shareholders (as the case may be) as to (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance.

An independent financial adviser will be appointed to advise the Independent Board Committee and the Shareholders and/or the Independent Shareholders (as the case may be) in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance.
Huachen is considered to be interested in the regional agent agreement and Huachen and its associates will abstain from voting on the ordinary resolutions to be proposed at the Special General Meeting in respect of the entering into of the regional agent agreement and the relevant Proposed Cap.
Given that no connected person which is a party to the Continuing Connected Transactions (save for the regional agent agreement) and Financial Assistance is a Shareholder, all Shareholders (save for Huachen and its associates which are not eligible to vote for the regional agent agreement and the relevant Proposed Cap) are eligible to vote on the ordinary resolutions to be proposed at the Special General Meeting in respect of the Proposed Caps, the Continuing Connected Transactions and the Financial Assistance.
A circular containing, amongst other things, details of the Continuing Connected Transactions, the Proposed Caps and the Financial Assistance, the letter from the Independent Board Committee and the letter from the Independent Financial Adviser and a notice to Shareholders convening the Special General Meeting to approve (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance will be dispatched to Shareholders as soon as practicable.
VI.	DEFINITIONS
In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

“2007 SGM”	the special general meeting of the Company held on 16 November 2007 to approve, inter alia, the financial assistance to/by connected persons;

“Approved Caps”	the estimated annual monetary values of the Continuing Connected Transactions for the three financial years ending 31 December 2008 which have been approved by Shareholders and/or Independent Shareholders (as the case may be) in general meetings;

“associated company”	an entity, including an unincorporated entity such as a partnership, over which one has significant influence and that is neither a subsidiary nor an interest in a joint venture;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Board”	the board of Directors;

“Companies Ordinance”	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

“Company”	Brilliance China Automotive Holdings Limited (), an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The Continuing Connected Transactions” in this announcement;

“Directors”	the directors of the Company;

“Dongxing Automotive”	(Shenyang Brilliance Dongxing Automotive Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 17 March 1999 and a wholly-owned subsidiary of the Company. The principal activities of Dongxing Automotive are the manufacture and trading of automotive components and remodelling minibuses and sedans in the PRC;

“Financial Assistance”	the financial assistance provided to/by the Group by/to connected person as set out in the paragraph headed “The Financial Assistance” in this announcement;

“Group”	the Company and its subsidiaries;

“Huachen”	Huachen Automotive Group Holdings Company Limited, the controlling shareholder of the Company which as at the date of this announcement is interested in approximately 39.41% of the issued share capital of the Company;

“Independent Board Committee”	the independent committee of Board, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors, formed to advise the Shareholders and/or the Independent Shareholders (as the case may be) as to (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance;

“Independent Financial Adviser”	an independent financial adviser to be appointed for the purpose of advising the Independent Board Committee and the Shareholders and/or Independent Shareholders (as the case may be) as to (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance;

“Independent Shareholders”	Shareholders other than Huachen and its associates;

“JinBei”	(Shenyang JinBei Automotive Company Limited*), a company incorporated in the PRC on 14 May 1984 whose shares are listed on the Shanghai Stock Exchange and holder of the 39.1% equity interests in Shenyang Automotive;

“JinBei Group”	JinBei and its subsidiaries and, and for the purpose of this announcement, shall include its associated companies but exclude Shenyang Automotive;

“Liaoning Zheng Guo”	(Liaoning Zheng Guo Investment Development Company Limited*), a company incorporated in the PRC on 10 October 1996. Liaoning Zheng Guo is currently owned as to 75% by Huachen and 25% by Zhuhai Brilliance;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Ningbo Yuming”	(Ningbo Yuming Machinery Industrial Co., Ltd.*), a wholly foreign owned joint venture established in the PRC on 14 August 1993. Ningbo Yuming is currently a wholly foreign owned enterprise in the PRC and a wholly owned subsidiary of the Company. The principal activities of Ningbo Yuming are the manufacture and sale of automotive components in the PRC;

“PRC”	The People’s Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, Macau Special Administrative Region of the PRC and Taiwan;

“Proposed Caps”	the estimated annual monetary values of the Continuing Connected Transactions for the three financial years ending 31 December 2011;

“RMB”	renminbi, the lawful currency of the PRC;

“Shareholder(s)”	holder(s) of Shares;

“Shares”	shares at par value of US$0.01 each in the share capital of the Company;

“Shenyang Automotive”	(Shenyang Brilliance JinBei Automobile Co., Ltd.*), a sino-foreign equity joint venture established in the PRC on 19 July 1991 and a subsidiary of the Company whose equity interests are owned as to 51% by the Company and as to 39.1% by JinBei. The principal activities of Shenyang Automotive are the manufacture, assembly and sale of minibuses and sedans as well as automotive components in the PRC;

“Shenyang Jindong”	(Shenyang Jindong Development Co., Ltd.*), an equity joint venture established in the PRC on 18 April 2002 in which the Company has an effective equity interest of 75.50%. The principal activities of Shenyang Jindong are trading of automotive components;

“Special General Meeting”	the special general meeting of the Company to be convened for the purpose of considering, and if thought fit, approving (i) the Proposed Caps; (ii) the Continuing Connected Transactions; and (iii) the Financial Assistance;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary”	has the meaning ascribed thereto under the Companies Ordinance;

“US$”	United States dollars, the lawful currency of the United States of America;

“Xing Yuan Dong”	(Shenyang XingYuanDong Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 12 October 1998 and a wholly-owned subsidiary of the Company. The principal activities of Xing Yuan Dong are the manufacture and trading of automotive components in the PRC; and

“Zhuhai Brilliance”	(Zhuhai Brilliance Holdings Company Limited*), a company incorporated in the PRC on 7 April 1999 and is a 90% owned subsidiary of Huachen.
As at the date of this announcement, the Board comprises four executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive Director, Mr. Lei Xiaoyang; and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong, 19November 2008

* For identification purposes only